UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                                  MIH Limited

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                               (Name of Issuer)


                    Class A Ordinary Shares (no par value)
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G6116R10

                 --------------------------------------------
                                (CUSIP Number)


                               December 31, 1999

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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)



                              Page 1 of 4 pages

-----------------------
  CUSIP NO.  G6116R10                       13G
-----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SuperSport International Holdings Limited

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
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 3.   SEC USE ONLY


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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of South Africa

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                     5.   SOLE VOTING POWER

     NUMBER OF            3,253,222

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          0

     OWNED BY

                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             3,253,222

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH

                          0

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 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,253,222

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [ ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         17.6%*

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12.   TYPE OF REPORTING PERSON

         CO

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         * Based on 22,224,513 Class A Ordinary Shares of MIH Limited
         outstanding as of September 30, 1999, as filed in MIH Limited's Form 6-K on December 2, 1999.



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Item 1(a).                 Name of Issuer:

                           MIH Limited

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           Jupiterstraat 13-15
                           2132 HC Hoofddorp
                           The Netherlands

Item 2(a).                 Name of Persons Filing:

                           SuperSport International Holdings Limited

Item 2(b).                 Address of Principal Business Office or, if none,
                           Residence:

                           SuperSport International Holdings Limited

                           11 Grove Street
                           Randburg, Gauteng
                           Republic of South Africa

Item 2(c).                 Citizenship:

                           Republic of South Africa

Item 2(d).                 Title of Class of Securities:

                           Class A Ordinary Shares, no par value

Item 2(e).                 CUSIP Number:

                           G6116R10

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.                    Ownership.

          (a).     Amount beneficially owned:

                   See the responses to Item 9 on the attached cover pages.

          (b).     Percent of Class:

                   See the responses to Item 11 on the attached cover pages.

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                   (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                   (iii). Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                   (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.


Item 5.            Ownership of Five Percent or Less of a Class.

                                Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                                Not Applicable


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


Item 8.            Identification and Classification of Members of the Group.

                                Not Applicable

Item 9.                    Notice of Dissolution of Group.

                                Not Applicable

Item 10.                   Certification.

                                      Not Applicable

                                    SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2000



                                 SUPERSPORT INTERNATIONAL HOLDINGS LIMITED

                                        by

                                            /s/ R.G. Macmillan
                                            ----------------------------
                                            Name:  R.G. Macmillan
                                            Title: Managing Director



                              Page 4 of 4 pages